Exhibit (e)(20)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK

BERT VLADIMIR, Individually and On Behalf	Case No. 650163/2007
Of All Others Similarly Situated,

Plaintiff,
vs.

BIOENVISION, INC., CHRISTOPHER B.	CLASS ACTION COMPLAINT
WOOD, MICHAEL G. KAUFFMAN,
THOMAS SCOTT NELSON, STEVEN A.
ELMS, ANDREW SCHIFF AND JOSEPH P.	JURY TRIAL DEMAND
COOPER,

Defendants.

Plaintiff Bert Vladimir, by his undersigned attorneys, for his class action complaint against defendants, alleges upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and/or other materials as follows:

NATURE OF THE ACTION

1.                                       Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Bioenvision, Inc. (“Bioenvision” or the “Company”) and who are similarly situated, for compensatory damages and injunctive relief.  Plaintiff seeks injunctive relief herein, inter alia, to enjoin the consummation of an agreement and plan of merger (the “Merger”), whereby Genzyme Corporation (“Genzyme” or the “Buyer”) will commence a tender offer to acquire all of Bioenvision’s outstanding shares of common stock for $5.60 per share in cash in a transaction valued at approximately $345 million. Alternatively, in the event that the Merger is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants to the Company’s shareholders.

2.                                       Consummation of the Merger is conditioned upon, among other things, a majority of Bioenvision’s outstanding shares being tendered to Genzyme. If a majority of Bioenvision shares are tendered, the Merger is expected to close in July of this year. Upon consummation of the Merger, Wichita Bio Corporation, a wholly-owned subsidiary of Genzyme, will merge with and into Bioenvision, becoming a new wholly-owned subsidiary of Genzyme.

3.                                       In a joint press release dated May 29, 2007, Bioenvision and Genzyme announced that the purpose behind entering into the Merger is for Genzyme to gain exclusive, worldwide sales rights to Clofarabine, a drug used to treat pediatric leukemia. Bioenvision and Genzyme co-developed the drug in Europe, where Bioenvision markets it under the brand name Evoltra. Genzyme markets the drug for the same purposes in the United States and Canada under the brand name Clolar.

4.                                       The proposed transaction with Buyer and the acts of the defendants, as more particularly alleged herein, constitute a breach of the defendants’ fiduciary duties owed to Bioenvision’s public shareholders and a violation of applicable legal standards governing the defendants herein.

5.                                       The defendants’ unanimous acceptance of Buyer’s acquisition proposal at a grossly inadequate price was given in breach of the defendants’ fiduciary duty owed to Bioenvision stockholders to take all necessary steps to ensure that the stockholders receive the maximum value realizable for their shares of Bioenvision stock in a transaction effecting the change of corporate control.

PARTIES

6.                                       Plaintiff Bert Vladimir, at all times relevant hereto, has been the owner of Bioenvision common stock.

7.                                       Defendant Bioenvision is a corporation organized under the laws of Delaware with its corporate headquarters located at 345 Park Avenue, 41st Floor, New York, NY 10154.  Bioenvision is a biopharmaceutical company primarily focused upon the acquisition, development and marketing of compounds and technologies for the treatment of cancer, autoimmune disease and infection.

8.                                       Defendant Christopher B. Wood (“Wood”), at all times material hereto, has served as Chief Executive Officer of the Company and Chairman of its board of directors.

9.                                       Defendants Michael G. Kauffman, Thomas Scott Nelson, Steven A. Elms, Andrew Schiff and Joseph P. Cooper, at all times material hereto, have served as directors of Bioenvision.

10.                                 The individuals described in paragraphs 8 and 9 above are hereinafter referred to as the “Director Defendants.”

11.                                 Director Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

12.                                 Each defendant herein is sued individually as a conspirator, as well as in his/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

13.                                 Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of Bioenvision, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are threatened with injury arising from defendants’ actions as is described more fully below (the “Class”).

14.                                 This action is properly maintainable as a class action.

15.                                 The Class is so numerous that joinder of all members is impracticable. As of May 25, 2007, Bioenvision had approximately 55,035,739 shares of common stock outstanding. The number and identities of the record holders of the Company’s securities can easily be determined from the stock transfer journals maintained by Bioenvision or its agents. The disposition of their claims in a class action will be of benefit to the parties and to the Court.

16.                                 A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual class members prosecuting separate claims is remote.

17.                                 There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:

(a)                                  Whether Buyer’s acquisition price of $5.60 per share of common stock is grossly inadequate and provides value to Bioenvision shareholders below the fair or inherent value of the Company;

(b)                                 Whether defendants have failed to take all reasonable steps necessary to ensure that Bioenvision stockholders receive the maximum value realizable for their shares of Bioenvision common stock in a transaction effecting the change of corporate control; and

(c)                                  Whether plaintiff and the other members of the Class would be irreparably damaged was the Merger complained of herein consummated.

18.                                 Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

19.                                 The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

SUBSTANTIVE ALLEGATIONS

20.                                 On March 29, 2007, Bioenvision announced that it had entered into a definitive agreement and plan of merger with Genzyme, whereby Genzyme will commence a tender offer to acquire all of Bioenvision’s outstanding shares of common stock for $5.60 per share in cash in a transaction valued at approximately $345 million.

21.                                 Despite the purchase price of $5.60 per share being grossly inadequate and far below the maximum value realizable for shares of Bioenvision common stock, Director Defendants have unanimously approved the Merger, entered into agreements supporting it and recommended to Bioenvision shareholders that they tender their shares into the tender offer.

22.                                 In a conference call held by Genzyme on May 29, 2007, as well as in various press releases issued by Bioenvision, Wood emphasized that the acquisition price represented approximately a 50% premium to the last 20-trading-day average of Bioenvision common stock. Defendants thus focused exclusively on this 20-day time period in representing to shareholders that $5.60 per share is fair and adequate consideration for their shares of Bioenvision stock. This portrayal of the fairness of the purchase price, however, is deceiving and disregards the historical trading prices of Bioenvision stock.

23.                                 On May 25, 2007, the last trading day before Bioenvision announced its acceptance of Buyer’s acquisition proposal, shares of Bioenvision common stock closed at $5.25 per share. Buyer’s acquisition price of $5.60 thereby represents a premium of approximately 6% of the trading price of Bioenvision stock at the time that the Merger was announced. In addition, on May 29, 2007, the day on which the Merger was announced, Bioenvision stock opened trading at $5.60 per share, thereby erasing any potential premium that Bioenvision shareholders had hoped to receive pursuant to the Merger. In fact, for the week ended May 29, 2007, Company stock traded between a low of $5.50 and a high of $5.99 per share, thus representing a high trading price that would yield a negative premium for Bioenvision shareholders if the Merger is consummated.

24.                                 Historical trading prices of Bioenvision common stock further reflect the gross inadequacy of $5.60 per share. For instance, with the exception of the months of March and April of 2007, Bioenvision stock has reached trading highs of over $5.00 per share in every single month dating back to November of 2003. Indeed, prior to this year, Bioenvision stock reached trading highs of $12.00 per share in 2004, $9.18 in 2005, and $8.95 in 2006. Justifying the fairness of Buyer’s purchase price by focusing on the premium provided by an isolated 20-day time period where Bioenvision stock traded at an extremely abnormal price range for the stock is therefore misleading and fails accurately to portray the inherent value of Bioenvision stock.

25.                                 Bioenvision’s financial statements demonstrate how Bioenvision has also been experiencing significant growth in revenue, placing its inherent value above the consideration being offered by the Merger. For instance, Bioenvision reports an increase in annual total revenue from $3,102,000 for the period ended June 30, 2004 to $4,651,000 for the period ended June 30, 2005 to $5,309,000 for the period ended June 30, 2006.

26.                                 Bioenvision has experienced even more remarkable financial growth this past year as a direct result of its sales of Evoltra. On May 8, 2007, Bioenvision issued a press release announcing that its total revenue for the third quarter ended March 31, 2007 was $5.0 million compared to $1.7 million for the same period in 2006. In that press release, the Company declared that the increase of approximately 194% in total revenue was primarily due to increased Evoltra sales in Europe. In addition, the Company’s total revenue for the nine months ended March 31, 2007 was $12.3 million compared to $3.5 million for the same period in 2006, an increase of approximately 251%. The Company again primarily attributed that sizable revenue growth to increased Evoltra sales.

27.                                 Indeed, Bioenvision revered Evoltra as a groundbreaking product that generated substantial revenue for the Company. In the abovementioned May 8, 2007 press release, Wood stated, “The Company’s number one priority is to expand the indications for use of Evoltra (clofarabine) and to realize the full potential for this very active agent.” In a press release dated May 7, 2007, Wood additionally claimed that a strategy of the Company was “to build shareholder value through, among other things, our ongoing clinical development programs for Evoltra (clorafarabine).”

28.                                 Bioenvision’s consistent and substantial financial growth attributed to Evoltra sales demonstrates that defendants were aware that the drug has been, and will continue to be, an extremely valuable asset. In fact, during a conference call held by Genzyme on May 29, 2007, Henri Terrneer, Genzyme Chairman and Chief Executive Officer projected that this drug alone would produce sales of approximately $600 million in a 10-year period for Genzyme.

29.                                 Nevertheless, Director Defendants unanimously accepted Buyer’s acquisition proposal to obtain global exclusivity over the sale of Clofarabine for a meager price of $5.60 per share of Bioenvision common stock.

30.                                 Consequently, Steven Rouhandeh and his investment vehicles SCO Capital Partners LLC and SCO Securities LLS (collectively, “Rouhandeh”), owner of 7.2 million shares, or 13.4% of Bioenvision, have already expressed strong disapproval of the $5.60 purchase price. Emphasizing defendants’ ill-timed approval of the Merger and the inadequacy of the $5.60 acquisition price, Rouhandeh submitted a letter to Director Defendants on May 29, 2007 declaring his opposition to the Merger. The letter read:

We are writing to express our dissatisfaction with today’s announcement of a buyout for $5.60 per share on the grounds that the offer does not adequately reflect the long-term value of Bioenvision’s drug pipeline. Given that the Company just completed a dilutive financing in order to finance the completion of additional clinical trial for Evoltra, this deal seems particularly ill-timed. Additionally, the timing of the sale, potentially just months before an Evoltra approval in adult AML, where Genzyme recently publicly stated “the drug is showing dramatic complete response rates” seems suboptimal. The Company just traded off a 52-week low, so it seems off that buyout negotiations would be taking place in this time frame.

31.                                 To further express his disapproval with the Merger consideration, Rouhandeh sent a second letter to Director Defendants dated June 5, 2007 informing them that:

After further consideration, we remain extremely concerned about the valuation and timing of the transaction, and what appears to be a lack of a formal sale or auction process. Further, we are extremely concerned about the appearance of conflicts of interest among the board of directors and the holder of the Series A Preferred Stock, namely Perseus-Soros Biopharmaceutical Fund L.P. (“Perseus”), and therefore whether the board has properly carried out its fiduciary duties to all shareholders.

32.                                 Rouhandeh also inquired as to why the Director Defendants would approve Buyer’s acquisition offer when, among other things,:

(a)                                  Clofarabine appears to be readied for market approval in Adult AML in Europe and the US within the next six-to-twelve months. This is supported by communications by Bioenvision and Genzyme that multiple pivotal trials in Adult AML have shown “dramatic” complete response rates, in an indication with few good clinical treatments;

(b)                                 Bioenvision stock is trading near a four-year low, exacerbated by an ill-timed and extremely dilutive public equity offering announced on April 2, 2007 which drove the Bioenvision stock to new lows. The expressed purpose for the financing was to get the company to profitability and well into 2009;

(c)                                  The valuation of less than $300 million after backing out in excess of $50 million in cash, appears to be less than one-time revenues of Clofarabine in leukemia alone. And, this is based on Genzyme projections, not the substantially higher projections of independent research analysts on Wall Street. Additionally, it gives no value to Clofarabine’s potential in a variety of other indications, such as Myelodysplastic syndromes, non-Hodgkins Lymphoma and bone marrow transplants where up to an additional 25 clinical trials are either planned or ongoing; and

(d)                                 The biotechnology indices of the AMEX and NASDAQ have recently broke out to the upside of two-year trading ranges, perhaps signaling the beginning of a biotechnology bull market.

33.                                 Accordingly, Rouhandeh concluded that it appeared, “based on a series of communications, market conditions and anticipated events, that the timing of this proposed sale and the proposed valuation could not be worse.”

34.                                 Rouhandeh has further revealed that he has been “inundated with calls from institutional and individual shareholders that vehemently oppose the Genzyme offer on the grounds that it is inadequate, and express the same reservations concerning timing and the lack of a formal auction process.”

35.                                 Similarly, in a report dated May 30, 2007, analysts at Rodman & Renshaw called Buyer’s proposal a “low-ball offer,” stating that, “the transaction price does not reflect a fair value for the company.” Furthermore, since the announcement of the deal, Bioenvision has been the subject of several analyst downgrades including, among others, Rodman & Renshaw downgrading Bioenvision stock from market outperform to market perform, Friedman Billings lowering its rating from outperform to market perform, UBS revising its rating from buy to neutral, and AG Edwards lowering its rating from buy to hold.

36.                                 Further evidence that Buyer’s acquisition price is insufficient is that over twenty million shares have traded above the $5.60 price since the Merger’s announcement. In addition to the disapproval of the Merger expressed by shareholders and the unfavorable opinions provided by analysts, the market therefore does not support the sale of Bioenvision common stock at only $5.60 per share.

37.                                 Accordingly, Buyer’s proposal is grossly unfair, inadequate and provides value to Bioenvision stockholders substantially below the fair or inherent value of the Company. Taking into account the current and historical values of Bioenvision’s stock, the strength of its business, revenues, cash flow, and earnings power, as well analysts’ concurring opinions on the Merger price, the intrinsic value of the equity of Bioenvision is materially greater than the consideration contemplated by the proposed Merger price.

38.                                 Moreover, having accepted Buyer’s offer, Director Defendants failed to take all reasonable steps necessary to ensure that Bioenvision stockholders receive the maximum value realizable for their shares in a transaction effecting the change of corporate control. Specifically, Director Defendants failed to implement a proper bidding mechanism to foster a fair auction of the Company to the highest bidder or sufficiently to explore strategic alternatives that would maximize value to the plaintiff and the Class. Instead, by merely accepting Genzyme’s acquisition price, Director Defendants failed to take all necessary steps to obtain the highest price for Company stock reasonably available on the market.

39.                                 Indeed, in the Rouhandeh letter to Director Defendants dated June 5, 2007, Rouhandeh points out that, “[t]here was not sufficient time between the April financing and the announcement of the Genzyme transaction to hire an investment bank, initiate a formal sale or auction process, identify and contact alternative bidders on a global scale, enter into confidentiality agreements, conduct a thorough due diligence process, and then conclude a process whereby Genzyme was the final bidder.”

40.                                 Moreover, despite failing adequately to canvass the market to determine the maximum value for Bioenvision common stock reasonably available, Director Defendants have nonetheless relinquished their right to solicit any other competitive offers, even if those offers could result in greater value for Bioenvision shareholders than is provided by the Merger. Indeed, the Merger requires the Company to “cease all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or entities” interested in acquiring the Company.

41.                                 At the same time, if the Merger is terminated, Bioenvision is required to pay Buyer a termination fee in the amount of $9 million. By refusing to solicit competitive bids and by agreeing to pay a exorbitant termination fee without ever conducting a formal sale or auction process, Director Defendants have failed to take all necessary steps to obtain the maximum value realizable for their shares.

42.                                 As a result of defendants’ breaches of their fiduciary duties, plaintiff and the Class have been and will continue to be damaged. The Merger is wrongful, unfair, and will deny Bioenvision shareholders their right to share proportionately in the true value of Bioenvision’s valuable assets, profitable business, and future growth in profits and earnings.

43.                                 Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Bioenvision’s valuable assets and businesses, all to the irreparable harm of the Class.

44.                                 Plaintiff and the Class have no adequate remedy of law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

(a)                                  Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

(b)                                 Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to the plaintiff and the other members of the Class;

(c)                                  Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the proposed transaction;

(d)                                 In the event the Merger is consummated, rescinding it and setting it aside;

(e)                                  Awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

(f)                                    Awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff’s counsel and experts’ fees and expenses; and

(g)                                 Granting such other and further relief as may be just and proper.

Dated: June 6, 2007

Respectfully submitted,

/s/ Jeffrey M. Norton
Robert I. Harwood
Jeffrey M. Norton
Roy Shimon
HARWOOD FEFFER LLP
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400
Fax: (212) 753-3630

SQUITIERI & FEARON, LLP
Lee Squitieri 32 East 57th Street
12th Floor
New York, NY 10022
Tel: (212) 421-6492
Fax: (212) 421-6553

Attorneys for Plaintiff